Filed by Park Hotels & Resorts Inc.

(Commission File No. 001-37795)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chesapeake Lodging Trust

(Commission File No. 001-34572

Subject: Park Signs Agreement to Acquire Chesapeake Lodging Trust for $2.7 Billion

Park Associates-

This morning, the Board of Directors of Park Hotels & Resorts and the Board of Trustees of Chesapeake Lodging Trust have announced that the companies have signed a definitive merger agreement under which Park will acquire Chesapeake for approximately $2.7 billion. This merger is an exciting and transformative opportunity for Park to acquire a high-quality, well-maintained portfolio of 20 hotels that is strategically consistent with Park’s existing platform. Upon completion of the merger, the combined company will have an estimated enterprise value of $12 billion, firmly solidifying Park’s position as the second largest lodging real estate investment trust. The transaction also advances Park’s brand and operator diversification by adding exposure to Marriott, Hyatt and IHG brands. We will add 8 new management companies overall and expand our geographic footprint in attractive markets such as San Francisco, Southern California, Boston, Miami and Denver.

The success of this transaction is due to the dedicated efforts of many Park associates. All of whom have worked tirelessly, day and night over many weeks to successfully get us to this point. While there is still much work to be done, I am thrilled to announce that we have been able to make such a significant step toward the future growth of Park in increasing and diversifying our portfolio and maximizing value for our stockholders.

The formal press release, that was issued this morning, includes additional details about the merger and is attached for your reference. There will be additional communications over the following weeks and months. However, please know that this agreement is a sign of incredible growth for our company and associate base. This merger will not cause any reduction in our associate base. This is a very exciting time for Park and is cause for celebration!

Park will be hosting a market update conference call this morning to discuss both the transaction and our first quarter 2019 earnings results. We ask that you please not dial in for this call as to avoid overcrowding of the phone lines for our investors and analysts. A recording of the call will be made available following its conclusion.

If you have immediate questions, please feel free to reach out to your EC leader as they will be following up with their teams directly to answer any specific questions.

Tom B.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Park intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Chesapeake and also constitutes a prospectus of Park. Park and Chesapeake also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Chesapeake’s shareholders. Investors may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Park and Chesapeake with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Park with the SEC will be available free of charge on Park’s website at http://www.pkhotelsandresorts.com or by contacting Park’s Investor Relations at (571) 302-5591. Copies of the documents filed by Chesapeake with the SEC will be available free of charge on Chesapeake’s website at http://www.chesapeakelodgingtrust.com or by contacting Chesapeake’s Investor Relations at (571) 349-9452.

Chesapeake and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about trustees and executive officers of Chesapeake is available in the proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 30, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Park or Chesapeake using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.